Exhibit 21.1

Subsidiaries of Aether Holdings, Inc.

Name of Entity	Date of Organization	Place of Organization	Percentage of Ownership	Principal Activities

Sundial Capital Research Inc.	January 22, 2003	Minnesota	100%	Financial Research Publication
Alpha Edge Media, Inc.	April 30, 2025	Delaware	100%	Financial Newsletters
Aether Grid Inc.	May 22, 2025	Delaware	100%	Financial Technology Tools
Aether Labs, Inc.	June 6, 2025	Delaware	100%	Research and Development
537 Greenwich LLC	October 14, 2025	Delaware	100%	Real Estate Holding